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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-51906

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MTG, LLC (dba Betterment Securities)

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

27 West 23rd St. - 6th Fl.
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard M. Feldman	212-392-4838	rfeldman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

1 Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Boris Khentov, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MTG, LLC (dba Betterment Securities), as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Pursuant to the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Transmissions in Light of COVID-19 Concerns, modified June 18, 2020, MTG LLC is submitting this filing without notarization due to difficulties arising from COVID-19.

Notary Public

Signature: ______________________

Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MTG LLC dba BETTERMENT SECURITIES

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

TABLE OF CONTENTS

Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of MTG LLC dba Betterment Securities

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MTG LLC dba Betterment Securities (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.

February 28, 2022

MTG LLC dba Betterment Securities
Statement of Financial Condition
December 31, 2021

Assets		
Cash and cash equivalents	$	16,367,156
Cash segregated under federal and other regulations		4,000,000
Receivable from Clearing Broker		3,642,848
Customer held fractional shares		454,790,561
Receivable from customers		1,297,505
Deposits with Clearing Broker		1,006,147
Receivable from affiliate		683,931
Prepaid expenses and other current assets		297,289
Total assets	$	482,085,437
Liabilities and Member's equity		
Liabilities:		
Payable to customers	$	243,070
Repurchase obligations for customer investments		454,790,561
Accounts payable and accrued expenses		642,970
Payable to Parent		527,138
Payable to affiliate		755,447
Deferred revenue		11,750,000
Total liabilities		468,709,186
Member's equity		13,376,251
Total liabilities and Member's equity	$	482,085,437

See accompanying notes to the Statement of Financial Condition

MTG LLC dba Betterment Securities
Notes to the Statement of Financial Condition
December 31, 2021

1. Organization and Nature of Business

MTG LLC dba Betterment Securities (the "Company"), a New York limited liability company, is wholly owned by Betterment Holdings, Inc. (the "Parent"), a privately held Delaware Corporation. The Company is an omnibus broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is licensed in 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands and its headquarters are in New York City. The Company currently operates in one reportable business segment which represents principally all of the Company's operations. The U.S. Dollar is the functional currency of the Company. The Company clears its securities transactions on an omnibus basis through Apex Clearing Corporation ("Apex" or the "Clearing Broker").

2. Summary of Significant Accounting Policies

Basis of presentation and use of estimates
The accompanying Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts in the Statement of Financial Condition. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates. Additionally, uncertainties, including those associated with the COVID-19 pandemic, may impact our estimates and the determination of financial condition, results of operations and cash flows.

Cash and cash equivalents
The Company maintains its cash balances at various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 subject to certain limitations. As of December 31, 2021, the Company held cash balances at four financial institutions, two of which held cash balances for the Company in excess of the FDIC insured limit. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents. Such investments are included in cash and cash equivalents in the Statement of Financial Condition, are recorded at fair value, and consist of money market funds.

Income taxes
The Company is an entity that is disregarded as separate from its owner for federal, state and local income tax purposes. The Company's income is allocated directly to its sole member and the Company is not subject to a corporate level of taxation. In New York City, the Company is treated as a disregarded entity for unincorporated business tax ("UBT") purposes, and the Parent, as a corporation, is not subject to UBT. Accordingly, no provision has been made for income taxes.

Fair value instruments
Fair value is defined as the price that would be received from selling an asset or the price paid to transfer

a liability, or the exit price, in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, *Fair Value Measurement*, the Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods after their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value. The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

Included in Customer held fractional shares in the Statement of Financial Condition, the Company has recorded Level 1 trading securities primarily comprised of ETF's of $454,790,561.

Contract Balances

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. Deferred revenue consists of proxy service revenue received in advance of the performance obligation being satisfied. As of December 31, 2021, the Company recorded Deferred Revenue of $11,750,000 on the Statement of Financial Condition.

3. Cash Segregated and on Deposit for Regulatory Purposes

The Company maintains records of credits payable to customers. Credits payable to customers are either maintained in a sweep program under which cash is held in an account at a bank whose deposits are insured by the FDIC or segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The value of the assets maintained in a sweep program is not included on the Statement of Financial Condition.

4. Deposits Held by Clearing Broker and Clearing Organization

Under the terms of the agreement between the Company and the Clearing Broker, the Company is required to maintain a certain amount of cash on deposit to cover any obligations that may arise from the Company. Such clearing deposits are generally retained by the clearing firm for the duration of the clearing arrangement and are generally returned to the correspondent firm, if the correspondent

firm does not have obligations to the clearing firm that it cannot otherwise satisfy, within a short period after termination of a clearing arrangement. Included in Deposits with Clearing Broker on the Statement of Financial Condition is a $1,006,147 clearing deposit with the Clearing Broker. As of December 31, 2021, the Company recorded receivables from the Clearing Broker of $3,642,848 for cash balances held at the Clearing Broker in the normal course of business.

5. Receivable from Customers and Payable to Customers

As of December 31, 2021, the Company recorded Receivables from customers of $1,297,505 and Payables to customers of $243,070. Receivables from customers primarily result from ACH returns on customer deposits after securities have been purchased, which result in the customer having a negative cash balance in their brokerage account. These receivables are generally resolved by selling the securities and recovering the sale proceeds. Payables to customers are comprised of customer cash balances in their brokerage accounts, which primarily result from dividends received and not yet swept to customer sweep accounts.

6. Related Party Transactions

The Company and the RIA, an SEC registered investment advisor, are affiliated through common ownership. The Company maintains an arrangement with the RIA, amended January 1, 2018, under which the Company will maintain brokerage accounts, execute security transactions, and provide back-office operations and technical support in return for a fixed monthly fee. As of December 31, 2021, the RIA owed the Company a net total of $683,931 related to these services.

In connection with this arrangement, the Company is in possession of cash that is owed to the RIA. The Company holds cash at the Clearing Broker on behalf of the RIA to facilitate trading activity. The Company also collects advisory fees from customers on behalf of the RIA. As of December 31, 2021, the Company owed the RIA $755,447 related to these arrangements.

The Company and the Parent maintain an administrative service agreement under which the Parent provides office space, personnel and technology services to the Company for use in its operations. As of December 31, 2021, the Company owed the Parent $277,138 related to this agreement along with an additional $250,000 for payments made by the Parent on behalf of the Company.

From time to time, the Company borrows monies from its Parent to satisfy operational cash flow requirements. These loans bear no interest, are not permanent, are not considered capital in accordance with regulatory requirements. The Company made no payments and had no loan outstanding as of or during the year ended December 31, 2021.

From time to time, the Company will make distributions of excess capital to the Parent. During the year ended December 31, 2021, the Company did not make any capital distributions to the Parent.

7. Investment in Fractional Shares and Repurchase Obligation for Customer Investments

The Company executes and allocates purchases and sales of investment securities for customers based on advice provided by the RIA. Although transactions are executed in whole share amounts, fractional share balances may be held at the individual customer account level. The Company determined

fractional shares held by customers do not meet the criteria for derecognition under ASC 860, Transfers and Servicing, and are accounted for by the Company as securities and related secured borrowings. These financial assets and corresponding liabilities are presented as Customer held fractional shares and Repurchase obligations for customer held investments in the Statement of Financial Condition. The Company has elected the fair value option for the repurchase obligation. The fair value of these assets and liabilities are determined by quoted prices in active markets.

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. Under this provision, the Company elected the Aggregate Indebtedness Standard, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined. As of December 31, 2021, the Company had net capital of $12,450,472 which was $11,586,690 in excess of its required net capital of $863,782. The ratio of aggregate indebtedness to net capital was 1.04 to 1.

In addition, the Company maintains records of credits payable to customers and performs a weekly computation to identify customer related payables. If the calculation results in a net payable to customer, the Company is required to reserve this amount in a special reserve account. As of December 31, 2021, the Company had a reserve requirement of $946,469 and held $4,000,000 on deposit in the special reserve account.

9. Control of Securities

The Company maintains control of all fully paid customer securities by holding them in omnibus accounts at the Clearing Broker. The Company has instructed the Clearing Broker to maintain physical possession or control of all fully paid customer securities carried in the account free of any charge or lien. The value of such assets is not included on the Statement of Financial Condition.

10. Financial Instruments with Off-Balance Sheet Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event a customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.

11. Contingencies

The Company may become subject to various legal proceedings, claims and regulatory matters that may arise in the ordinary course of business. The Company also has been and may in the future be the subject of one or more regulatory or self-regulatory organization inquiries, examinations or enforcement actions. As a result, the Company incurs or may incur expenses related to regulatory matters, including penalties and fines.

12. Subsequent Events

Management has evaluated the impact of all subsequent events through the date the Statement of Financial Condition was available to be issued and has determined that there were no subsequent events, not otherwise reported in the Statement of Financial Condition or the notes thereto, requiring disclosure.